SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 14, 2003

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)  The Press Release issued on August 14, 2003

Amsterdam, 14 August 2003

ING Group reports on first six months 2003

Results pick up supported by stock market recovery and tight cost control

•	Operating net profit EUR 2,068 million, +6.4% above first six months 2002, per share EUR 1.04 (+4.0%)

•	Banking operating net profit +14.6%, insurance +1.8%

•	Second quarter operating net profit: +29% above first quarter 2003; +15% above second quarter 2002

•	Interim dividend EUR 0.48 per share, equal to interim dividend 2002

Chairman’s statement
 “Overall, I am pleased with ING’s performance in the first half of 2003,” said Ewald Kist, chairman of the Executive Board. “On the banking side the upward trend from the first quarter continued in the second quarter, leading to 15% profit increase in the first six months. On the insurance side results were supported by the worldwide recovery of stock markets. Our US life insurance operations were able to considerably improve on first quarter performance as a result of favourable effects of the rebounded equity markets, lower investment losses and tight cost control. In addition, the effect of the negative revaluation reserve shares on first quarter 2003 net profit was almost entirely undone as a result of improved stock markets in the second quarter. Although low interest rates and the strong euro remain an ongoing challenge, I am confident that ING is well-positioned for long-term profit growth.”

Outlook 2003
 The results for the second quarter confirm the Executive Board’s optimism about the further development of ING’s result in 2003. However, given the high level of uncertainty with respect to interest rates and stock markets, the Executive Board will not yet make a forecast for ING’s 2003 full year profit.

See the Analyst Presentation on the first six months 2003 results at www.ing.com/group for additional information.

Press conference on 14 August 2003 at 3.00 pm CET, at ING House, Amstelveenseweg 500, 1081 KL Amsterdam

Live webcast via a direct link at www.ing.com/group.

Press presentation available at http://press.ing.com on 14 August at 3.00 pm CET http://press.ing.com/

Analyst conference call on 15 August 2003 at 3.30 pm CET

Listen-in mode only:

•	The Netherlands: + 31 45 631 6910
•	United Kingdom: + 44 208 400 6356
•	North America: + 1 416 646 3096

Analyst Presentation available via

http://investors.ing.com http://www.ing.com/group on 14 August 2003 at 3.00 pm CET.

Media relations: +31 20 541 5446	Investor relations: +31 20 541 5462	Internet: www.ing.com/group

Table 1. Key profit and loss figures ING Group

				%
	First six months	First six months	%	organic	Q2	Q2%
in EUR x million	2002	2003	change	change	2002	2003	change

Operating net profit
– insurance operations	1,243	1,265	1.8	8.9	661	761	15.1
– banking operations	701	803	14.6	13.6	352	405	15.1

Operating net profit	1,944	2,068	6.4	10.7	1,013	1,166	15.1
Capital gains/negative revaluation reserve shares/gain JV with ANZ	893	–38			688	697

Net profit	2,837	2,030	–28.4		1,701	1,863	9.5

Total operating income	40,416	35,351	–12.5	0.5	20,242	17,124	–15.4
– insurance operations	34,556	29,597	–14.4	0.4	17,259	14,250	–17.4
– banking operations	5,868	5,777	–1.6	0.6	2,969	2,886	–2.8

Total operating expenses	6,878	6,329	–8.0	–1.0	3,446	3,170	–8.0
– insurance operations	2,718	2,377	–12.5	1.7	1,339	1,188	–11.3
– banking operations	4,160	3,952	–5.0	–2.5	2,107	1,982	–5.9

in EUR
Operating net profit per share	1.00	1.04	4.0	8.2	0.52	0.58	11.5
Net profit per share	1.47	1.03	–30.2	n.a	0.88	0.95	8.0

Group operating net profit shows good increase
 Operating net profit for the first six months of 2003 was 6.4% higher at EUR 2,068 million than a year ago. Continued strong bank results in combination with the improvement of the US life insurance results in the second quarter led to this improved financial performance. The second quarter showed an impressive growth in operating result compared to the first quarter of 2003 (+29%) and an increase of 15% compared to the second quarter of 2002 mainly as a result of the stock market recovery, and helped by sizeable one-offs in the insurance operations. In the first six months of 2003, the profit & loss account was heavily affected by the strengthening of the euro against most currencies. The impact on operating net profit was a negative EUR 79 million. This figure includes the mitigating effect of the US dollar hedge result of EUR 54 million after tax versus EUR 10 million in the same period last year. Organically (excluding currency fluctuations and acquisitions/divestments), operating net profit increased by 10.7%. On balance, one-off items amounted to EUR 207 million in the first six months of 2003 versus EUR 173 million in the first six months of 2002 (both after tax).

Net profit for the first six months of 2003 was 28.4% lower at EUR 2,030 million. Net realised capital gains on shares were EUR 15 million negative against EUR 410 million positive in the first six months of 2002. Furthermore, net profit was impacted by negative value adjustments of the revaluation reserve shares of EUR 23 million (end of March 2003 EUR 735 million negative). The negative value adjustments reflect the fact that at 30 June 2003 the market value of the equity investment portfolio was slightly below cost price. Accounting principles require such an unrealised loss to be charged to the profit & loss account. On 12 August 2003, the revaluation reserve shares amounted to approximately EUR 250 million positive. Ultimately, year-end closing prices at 31 December 2003 will determine whether or not the full year result for 2003 will be negatively impacted. Finally, net profit for the first six months of 2002 included a non-operating capital gain of EUR 483 million from the sale of 49% of the life and mutual funds operations in Australia to the joint venture with ANZ.

To enable a clear insight in business performance, all further figures in this press release are exclusive of realised capital gains on shares and the profit from the ANZ transaction in the first six months of 2002 and exclusive of realised capital gains and the negative revaluation reserve shares in the first six months of 2003.

All comparable figures in this press release relate to first six months 2003 versus first six months 2002, unless indicated otherwise.

Insurance results grow slightly
 Operating net profit from insurance operations increased from EUR 1,243 million to EUR 1,265 million (+1.8%). One-off items resulting from old reinsurance activities contributed EUR 247 million. In the first six months of 2002 one-off items amounted to EUR 79 million.

The operating result before taxation from life insurance business decreased from EUR 1,357 million to EUR 1,147 million (–15.5%). This decrease was mainly caused by pressure on interest income and lower dividend income primarily as a consequence of strengthening ING’s capital base. Included in these results is a one-off gain from old reinsurance activities of EUR 72 million compared to a one-off surrender gain of EUR 120 million on a group life contract in the first half of 2002. Non-life results continued to show strong growth worldwide. The non-life operating result before taxation rose from EUR 274 million a year ago to EUR 549 million (+100.4%) in the first half of 2003. On a comparable basis, excluding a one-off gain of EUR 231 million from old reinsurance activities and excluding the impact of currency fluctuations, non-life profits increased by 35.9%.

Total premiums decreased by 15.5% to EUR 23,805 million. Organically, premiums decreased by 0.2%. Despite strict cost control in all regions total expenses increased organically by 1.7% as a result of an increase in pension costs and growth of developing markets activities.

Banking results improve strongly
 Operating net profit from banking operations increased by 14.6% to EUR 803 million compared to the first six months of 2002, mainly driven by lower expenses and a higher interest result. One-off items (EUR 94 million gain on Cedel-shares in the first six months 2002 versus the creation of a EUR 40 million restructuring provision this year, both after tax) had a mitigating effect on the improvement. The interest result was up by EUR 284 million or 7.8% as a result of higher volumes and a widening of the interest margin by 3 basis points to 1.59%. Total expenses decreased organically by 2.5% despite the EUR 45 million pre-tax restructuring provision (for ING BHF-Bank and ING Bank France), higher pension expenses and the impact of the collective labour agreement in the Netherlands. Risk costs were EUR 10 million lower at EUR 615 million, equal to 51 basis points of average credit risk-weighted assets. Currency fluctuations had a limited negative impact of EUR 2 million on net profit. Underlying – i.e. excluding currency fluctuations, acquisitions and one-offs – operating net profit rose substantially by 37.9%.

The efficiency ratio (excluding ING Direct and restructuring provisions) improved from 71.0% for the full year 2002 to 66.1% in the first six months 2003. The overall (pre-tax) RAROC figure of ING’s banking operations (excluding ING Direct) increased significantly to 19.0% from 13.2% for the full year 2002.

ING Direct reported a pre-tax profit of EUR 31 million against a loss of EUR 72 million in the first six months of 2002.

Asset management performs solidly despite impact of strong euro
 The functional operating result before taxation from asset management activities improved strongly by 33.7% to EUR 226 million. This figure is derived by breaking out the asset management profit contribution from the insurance and banking results.

Assets under management increased by EUR 3.4 billion (+1%) to EUR 452.4 billion compared to year-end 2002. Net inflow grew solidly by EUR 10.8 billion. All regional EC’s and ING Real Estate contributed to this development. Rising stock markets in the second quarter had an overall positive impact on assets under management of EUR 7.6 billion in the first half of 2003. The stronger euro lowered assets under management by EUR 21.0 billion. ING changed its definition of assets under management to conform more closely with industry practice. This restatement led to a net increase in total assets under management of EUR 6.0 billion.

The investment performance of ING’s asset management businesses continues to be acceptable. On a 3-year horizon, 57% of global fund assets delivered an above median investment performance.

Balance sheet
 End of June 2003 shareholders’ equity amounted to EUR 19.2 billion, an increase of EUR 0.9 billion or 5.1% compared to year-end 2002 (see table 2 below). First six months operating net profit added EUR 2.1 billion to shareholders’ equity whereas the development of the revaluation reserve of equity and real estate investments had an adverse impact of EUR 0.6 billion. Exchange rate fluctuations impacted shareholders’ equity by –EUR 0.5 billion. Shareholders’ equity per share increased from EUR 9.14 at year-end 2002 to EUR 9.29 at the end of June 2003.

Table 2. Key balance sheet figures ING Group

	Year–end	30 June	%
in EUR x billion	2002	2003	change

Shareholders’ equity	18.3	19.2	5.1
– insurance operations	10.8	11.1	2.3
– banking operations	15.8	16.2	2.5
– eliminations*	–8.3	–8.1

Total assets	716.4	761.6	6.3

Operating net return on equity	17.4%	23.1%
– insurance operations	18.6%	24.3%
– banking operations	6.5%	11.7%

Total assets under management	449.0	452.4	0.8

*	Own shares, subordinated loans, third–party interests, debenture loans and other eliminations.

Interim dividend
 The interim dividend 2003 has been set at EUR 0.48 (interim dividend 2002: EUR 0.48) per (depositary receipt for an) ordinary share of EUR 0.24, which is half the total dividend for 2002 in line with our policy. The ING share will be quoted ex interim dividend as from 18 August 2003. From 18 August to 5 September 2003 inclusively, holders of (depositary receipts for) ordinary shares can decide to take up interim dividend 2003 either in cash or in (depositary receipts for) ordinary shares. The exchange ratio stock/cash will be announced on 12 September 2003 after closing of the Euronext Amsterdam Stock Exchange. The exchange ratio will be based on the weighted average share price over the period of 8 to 12 September 2003 inclusively. The interim dividend will be made payable in stock or cash on 19 September 2003. ING intends to fully fund the cash element by selling the bearer depositary receipts that would have been issued if stock was chosen instead of cash.

The value of the dividend in cash will be 0 to 4% lower than the dividend in stock.

Key strategic developments

Strengthen the capital base
•	End of June 2003, the capital base of ING Insurance amounted to EUR 15.0 billion, which is 171% of the legally required level of EUR 8.7 billion (year-end 2002: 169%; 12 August 2003: 174%). The tier-1 ratio of ING Bank N.V. was 7.47% at the end of June 2003 (year-end 2002: 7.31%).

•	On 8 May 2003, ING sold 80 million shares ABN AMRO. This was mainly done to reduce the sensitivity to financials in ING’s equity portfolio.

•	In the second quarter ING completed the issuance of a perpetual subordinated loan, ING Perpetuals II, and raised EUR 750 million among investors in the Netherlands and Belgium. The proceeds from the loan were used to increase Tier-1 capital supporting the organic growth of ING’s banking activities.

•	In the second quarter ING continued its hedge policy to protect the downside of its equity investments. At this point, around EUR 4 billion of our equity portfolio has been hedged. However, given the recent stock market recovery, we have also taken some measures to open up the upside in our portfolio.

Develop ING’s special skills
•	ING Direct: With funds entrusted growing by EUR 24.0 billion (43.5%) in the first six months of 2003 to a total of EUR 79.2 billion, ING Direct continues to exceed expectations. At the end of June 2003, ING Direct had 6.6 million clients (excluding Entrium). The operations in the UK, launched last May, show impressive figures as well. On 31 July 2003 ING Direct UK already had 139,000 customers and EUR 3.8 billion funds entrusted which is more than any other ING Direct business unit at the same stage.

•	After the acquisition of an additional 30% stake in DiBa from trade union BGAG in July, ING now owns 100% of German direct bank DiBa. Furthermore, on 23 July ING finalised the acquisition of Germany’s second largest direct bank Entrium. DiBa and Entrium have a joint customer base of over 3.5 million clients, of which 985,000 Entrium clients, with approximately EUR 40 billion total funds entrusted.

•	Life insurance operations in developing markets showed a growth in premium income in local currency of 5% and increased the result before taxation in local currencies by 10%.

Create value for our clients
•	The initial product launch of the China Merchants Antai Open-ended Securities Series Funds was successfully received by our customers in China. Initial funds raised were RMB 4.5 billion (EUR 500 million).

Further lower cost base
•	In the first six months of 2003, ING further right-sized its cost base and continued its cost control efforts. These measures together with the full effects of the integration and restructuring of the US insurance business as well as the restructuring of wholesale banking led to considerable cost savings in this reporting period. Within ING Europe headcount was reduced by 2,100 (excluding ING Direct). The organic expenses decreased by 1%. This small decrease includes higher expenses due to the organic growth of the insurance business in the developing markets and ING Direct, higher pension costs and the impact of labour agreements in the Netherlands. Total expenses decreased by 8%, including the substantial impact of currency rate differences, as well as investments and divestments.

•	Excluding the expanding ING Direct operations and restructuring provisions, the efficiency ratio improved from 68.6% in the first six months 2002 to 66.1% in the first six months 2003. The comparable full year 2002 efficiency ratio was 71.0%.

Detailed information on of the first six months 2003 results

On the following pages, more detailed information on the first six months 2003 results will be given. After a discussion of the Group figures, the results will be viewed from two different reporting angles: the regulatory angle insurance/banking and the managerial angle of Executive Centres. Additional information can be found in the appendices.

As stated before: To enable a clear insight in business performance, all further figures in this press release are exclusive of realised capital gains on shares and the profit from the ANZ transaction in the first six months of 2002 and exclusive of realised capital gains and the negative revaluation reserve shares in the first six months of 2003.

All comparable figures in this press release relate to first six months 2003 versus first six months 2002, unless indicated otherwise

1. Group result

Income
 Total operating income decreased by 12.5% to EUR 35,351 million. Organically total income grew by 0.5% in spite of difficult market conditions (insurance +0.4%, banking +0.6%).

Efficiency
 Total expenses decreased by 8.0% from EUR 6,878 million to EUR 6,329 million. Organically, the decrease was 1.0%, which is a good result given the addition of EUR 45 million to restructuring provisions in the banking operations and the increase in pension costs. This development clearly shows that ongoing cost control, as well as restructuring and integration efforts are paying off.

The total number of staff (full-time equivalents) decreased by 1,000 from 116,200 at year-end 2002 to 115,200 at the end of June 2003. Ongoing restructuring, integration and cost containment programmes led to a reduction of the workforce in banking units within ING Europe and insurance units within ING Americas (mainly US, Chile and Argentina). ING Direct attracted some 800 new staff to handle the strong growth of its businesses.

Profit
 Operating net profit increased by 6.4% to EUR 2,068 million. Operating net profit per share was 4.0% higher at EUR 1.04. Operating profit before taxation increased by 7.1% to EUR 2,906 million. The effective tax rate increased from 22.0% to 23.3%.

Currency rate fluctuations
 During the reporting period, the value of the euro strengthened against most currencies. The impact on operating net profit was a negative EUR 79 million. This figure includes the mitigating effect of the US dollar hedge result of EUR 54 million after tax versus EUR 10 million in the same period last year. ING has hedged the (expected) profits of its insurance operations in the US for the years 2003 and 2004 at an EUR/USD exchange rate of 0.920 and 0.922 respectively.

Return on equity
 The operating net return on equity increased from 17.4% in the full year 2002 to 23.1% in the first six months 2003. The return on equity of the insurance operations was 24.3% against 18.6% for the full year 2002. The return on equity of the banking operations increased from 6.5% in the full year 2002 to 11.7% in the first six months 2003. The risk-adjusted return on capital (RAROC) of ING’s banking operations was 19.0% compared to 13.2% for the full year 2002 (pre-tax and excluding ING Direct).

Second quarter 2003 versus first quarter 2003
 Second quarter operating net profit improved significantly by 29% to EUR 1,166 million compared to the first quarter of 2003. Operating net profit of the insurance operations was up 51% to EUR 761 million as a result of the one-off gain from old reinsurance activities as well as improved stock markets resulting in favourable DAC unlocking and lower investment losses in the US life operations. Operating net profit of the banking operations was up EUR 7 million to EUR 405 million following already good results in the first quarter and despite the creation of some restructuring provisions. Expenses including these provisions were somewhat higher but the addition to loan losses decreased by EUR 35 million.

Second quarter 2003 versus second quarter 2002
 Compared to the same quarter last year, operating net profit in the second quarter of 2003 increased by 15%. Insurance profits (+15%) were significantly helped by the one-off gain from old reinsurance activities as well as good insurance results in the USA, Asia and the Rest of Europe. However, life results in the Netherlands showed a negative development caused by lower realised capital gains on real estate and lower dividend income partly as a consequence of strengthening ING’s capital base. Currency exchange rate differences had a negative impact as well. Banking results showed an increase of 15% as a result of lower expenses and a lower addition to the provision for loan losses. These two factors more than compensated the impact of the strengthening of the euro and the one-off gain on Cedel shares in the second quarter of 2002.

Geographical breakdown of operating income and results

Table 3. Geographical breakdown of operating income and operating result before taxation

	Operating income*			Operating result before taxation

	First six months	First six months	%	First six months	First six months	%
in EUR x million	2002	2003	change	2002	2003	change

The Netherlands	8,738	9,005	3.1	1,596	1,457	–8.7
Belgium	2,568	2,629	2.4	376	371	–1.3
Rest of Europe	2,484	2,243	–9.7	62	–15	n.a.
North America	22,234	16,808	–24.4	557	566	1.6
South America	614	392	–36.2	–11	65	n.a.
Asia	2,911	3,326	14.3	134	195	45.5
Australia	1,108	838	–24.4	67	89	32.8
Other	286	420	46.9	–67	178	n.a.

	40,943	35,661	–12.9
Income between areas	–527	–310

Total	40,416	35,351	–12.5	2,714	2,906	7.1

*	After eliminations.

Additional information and a discussion of business performance by country and geographical area can be found on pages 9-11 (insurance) and 15-16 (banking).

2.1 Insurance operations

Operating net profit
 Operating net profit from insurance increased by EUR 22 million (1.8%) to EUR 1,265 million. This increase was partly supported by one-off items. First six months 2003 operating net profit includes a one-off gain as a result of old reinsurance activities (EUR 247 million) versus a one-off surrender gain on a group contract in the first six months of 2002 (EUR 79 million). The second quarter life results in the US improved strongly compared to the first quarter of 2003. Life results in the Netherlands were under pressure as a result of lower interest income and lower dividends partly as a consequence of measures to strengthen ING’s capital base and to reduce core debt.

Credit related investment losses decreased considerably from EUR 378 million (58 basis points of total fixed interest securities) in the first six months 2002 to EUR 137 million (20 basis points) in the first six months of 2003. Despite the positive influence of the dollar hedge (EUR 44 million after tax), negative currency rate differences to an amount of EUR 77 million were included in operating net profit. Results from insurance were also adversely impacted by lower investment income (dividend and interest) and higher pre-payments on mortgage-related investment products (CMOs) in the US.

Table 4. Premium income and pre–tax operating result of the insurance operations

				%
	First six months	First six months	%	organic
in EUR x million	2002	2003	change	change

Premium income	28,160	23,805	–15.5	–0.2
Life insurance	23,428	19,757	–15.7	–0.3
Non–life insurance	4,732	4,048	–14.5	0.7

Operating result before taxation	1,631	1,696	4.0	10.3
Life insurance	1,357	1,147	–15.5	–13.4
Non–life insurance	274	549	100.4	134.6

Premium income
 Despite the economic slowdown and fierce competition in the main insurance markets, premium income was almost unchanged, organically, compared to the first six months of 2002. Life premiums in the Netherlands grew by 7.2%. Excluding the strong increase in Guaranteed Investment Contracts by 33.0%, premium income in the United States dropped substantially by 16.6%, organically, mainly due to lower sales of fixed annuities. Overall, ING will continue its policy to better balance profitability and market share. Life premiums in the developing markets in local currencies increased by 5.1%. Non-life premiums rose organically by 0.7%.

Expenses
 Total operating expenses decreased by 12.5%. Organically, however, total operating expenses grew modestly by 1.7%, mainly because of higher pension costs, additional expenses with regard to the improvement of the quality level of the Dutch operations and increased claim handling expenses in some business units. Stringent cost control continues to be a top management priority. Successful restructuring led to a 4.6% reduction in operating expenses in the US, excluding a reorganisation charge regarding asset management in the first six months of 2003.

Operating result before taxation
 The operating result before taxation increased by 4.0% to EUR 1,696 million. The stronger euro impacted the pre-tax result by EUR 86 million (including the positive effect from the US dollar hedge). Realised capital gains on real estate investments amounted to EUR 146 million against EUR 187 million in the first half of 2002.

Combined ratio
 The combined ratio of the non-life operations improved from 99% in the same period last year to 97% in the first six months of 2003.

Capital base
 End of June 2003, the capital base of ING Insurance amounted to EUR 15.0 billion, 171% of the legally required level of EUR 8.7 billion.

Table 5. Geographical breakdown of premium income and operating result before taxation from insurance activities

	Premium income				Operating result before taxation

				%				%
	First six months	First six months	%	organic	First six months	First six months	%	organic
in EUR x million	2002	2003	change	change	2002	2003	change	change

The Netherlands	4,069	4,294	5.5	5.5	803	669	–16.7	–16.7
Belgium	1,334	1,373	2.9	2.9	41	48	17.1	17.1
Rest of Europe	726	684	–5.8	–2.2	67	81	20.9	28.6
North America	18,467	13,795	–25.3	–7.5	592	498	–15.9	–4.6
South America	340	220	–35.3	2.3	34	19	–44.1	–26.9
Asia	2,432	2,826	16.2	38.9	109	134	22.9	27.0
Australia	974	690	–29.2	n.a	50	63	26.0	31.3
Other	–182	–77	57.7	n.a	–65	184	n.a.	n.a.

Total	28,160	23,805	–15.5	–0.2	1,631	1,696	4.0	10.3

The Netherlands
 Life premiums in The Netherlands increased by 7.2% to EUR 3,044 million, mainly due to higher sales of individual single premiums. Non-life premium income, primarily Motor, rose moderately by 2.0% to EUR 1,250 million.

The life result in the Netherlands decreased by EUR 172 million to EUR 569 million (-23.2%). One-offs in the first half of 2003 amounted to EUR 72 million compared to EUR 120 million a year ago. Other causes of this deterioration are lower interest income, lower realised capital gains on real estate property, and lower dividend income, as a result of measures to strengthen ING’s capital base and to reduce core debt. In addition, operating expenses were slightly higher, among others due to higher pension costs. The result on mortality improved.

The result from non-life business increased from EUR 62 million in the first six months 2002 to EUR 100 million. Especially the results Loss of income/Accident rose strongly, partly due to the release of an IBNR provision and a better claims ratio.

Belgium
 Life premium income in Belgium improved slightly by 2.0% to EUR 1,205 million. Sharply lower unit-linked premiums were compensated by higher sales in universal life. The life result decreased by EUR 1 million to EUR 38 million (-2.6%) due to a lower investment income and the shift in market demand to lower margin products in individual life.

The non-life result increased substantially by EUR 8 million to EUR 10 million, mainly as a result of a strongly improved claims ratio in Fire and Motor.

Rest of Europe

Premium income in local currencies went down slightly by 2.2% to EUR 684 million. The main cause for this decrease was the drop in new business of unit-linked policies in Italy. Premium growth in the other European markets was satisfactory, except for Poland. Life results strengthened by 23% to EUR 77 million. The operations in the Czech Republic, Greece, Poland and Spain reported higher results.

United States

The US reported six months pre-tax operating results of EUR 250 million for 2003 compared to EUR 308 million in 2002, at constant currency rates and excluding the result from the dollar hedge. The impact of the depressed interest rate environment resulting in spread compression overshadowed favourable developments in the equity and credit markets and continued expense reductions. The 2003 second quarter results of EUR 188 million improved substantially from the first quarter 2003 results of EUR 62 million due to rebounding equity and credit markets. Separate account assets under management increased 12.8% organically since the first quarter of 2003.

The increase in the equity market returns in the second quarter resulted in favourable unlocking of deferred acquisitions costs (DAC) and guaranteed minimum death benefit provisions of EUR 91 million for the first six months of 2003 compared to 2002. Increased prepayments on mortgage backed securities and lower investment yields resulted in compressed margins, despite on-going interest crediting actions. Declines in investment yields and spread compression decreased results by EUR 224 million. The credit markets improved with gross investment losses of EUR 29 million for the second quarter compared to EUR 97 million in the first quarter of 2003 (total EUR 126 million in 2003, or 39 basis points) and EUR 250 million in the first half year of 2002 (87 basis points), at constant exchange rates. In the second quarter of 2003, charges of EUR 16 million were taken with respect to realignment of the asset management operations within the Americas. Excluding this charge, expenses declined 4.6% organically, despite increases in pension costs.

Premium income in the US, excluding Guaranteed Investment Contracts premiums, decreased by 16.6%, organically due to the effect of a depressed interest rate environment and continued volatility in the US economy. Fixed annuity premiums declined 75.4% (at constant exchange rates) from record sales levels in the first half of 2002, due in large part to the depressed interest rate environment and continued focus on adherence to sound pricing practices to deliver satisfactory returns. Several fixed annuity products have been discontinued because of the low interest rate environment while others have been continued but with a reduced commission. Individual reinsurance premium increased 56.9%, organically due to strong growth in traditional lines of business and hardening of the market.

Canada

The Canadian operations generated pre-tax operating results of EUR 78 million, EUR 24 million higher than the first half year of 2002 (at constant exchange rates). The increase reflects higher underwriting results due to favourable loss experience and significant rate increases as well as higher investment income. The combined ratio for the first half year of 2003 is 95.1% compared to 95.8% for the same period last year. Premium income, at constant exchange rates, increased by EUR 110 million, or 11.9%.

Mexico

The six months operating results on a pre-tax basis were EUR 103 million compared to EUR 96 million in 2002 (at constant exchange rates). Favourable underwriting results are the primary driver despite lower premium levels and lower investment income. At constant exchange rates, premiums decreased EUR 220 million to EUR 1,096 million especially due to lower motor sales.

South America

Pre-tax operating results were EUR 19 million compared to EUR 27 million in 2002 (at constant exchange rates) for the first half-year. The decrease in results is mainly due to the sale of 99% of ING Fatum (Netherlands Antilles), lower results in Argentina and lower investment income in Chile.

Asia

In Asia, gross written premiums in local currencies increased 39% led by South Korea and Japan. The effects of the low interest rate environment – record lows in the case of Japan, Taiwan and South Korea – continue to exert downward pressure on Asia’s operating results.

Pre-tax operating results in Japan were helped by favourable claims experience and expense controls across all business units.

The life operations in South Korea continue to show rapid profit growth as local currency premium increased 57%. Expenses, however, increased as well (+48%) due in part to strengthening of the back office and the upgrading of branch offices.

In Taiwan, life premiums were 14% higher in local currency than in the same period last year. Pre-tax operating results, however, were 18% lower due the strengthening of insurance funds by an additional EUR 25 million with a view to the low interest–rate environment.

Although still in the early stages of operations, premium growth in local currency remained strong in the greenfields of India (tripled), China (+34%) and Thailand (+95%).

Australia

In Australia, the pre-tax operating result, adjusted for currency movements, increased by 31% to EUR 63 million. The main reason for this increase was the substantially improved result of the non-life joint venture with QBE due to a firmer market for pricing and favourable claims experience. At ING Australia, the wealth management joint venture with ANZ, ongoing efforts to control expenses offset lower fees from assets under management due to industry-wide weak fund flows. This led to an improved performance, even though last year’s results included 100% of the former ING life and mutual fund operations through May, 2002. These operations are now part of ING Australia (51% ING; 49% ANZ).

Embedded value life insurance

Embedded value is an indicator of the economic value creation as a consequence of selling and managing long-term contracts such as life insurance, annuities and pensions. It is defined as the present value of the future earnings arising from the business on the books at the valuation date plus the free portion of capital and surplus. The underlying assumptions (expenses, interest rates, mortality, lapses, etc) reflect best estimates of future expected experience. The future earnings are discounted at a rate representing the cost of capital.

Whereas total embedded value is published once a year with the annual results, ING publishes the value of new life insurance production twice a year. The value of new business written during the first six months of 2003 is EUR 138.8 million, down 25% from EUR 184.8 million in the comparable period last year. Slightly more than 55% of the new business value arises from developing markets.

The internal rate of return for the new business written in the first six months of 2003 is 10.1%, a decrease of 1.4%-point from the level for the full year 2002. The after tax acquisition expense overrun deducted from the value of new business for the first six months of 2003 is EUR 66.0 million. Without such an overrun the value would have been EUR 204.8 million and the corresponding internal rate of return would have been 11.2%. This overrun compares to the full year overrun of EUR 133.2 million in 2002 (see Appendix 8 for more details).

2.2. Banking operations

Operating net profit

Operating net profit of the banking operations grew strongly by 14.6% from EUR 701 million in the first six months 2002 to EUR 803 million. On a quarter-by-quarter basis, the recovery of the banking results continued, resulting in a further increase of operating net profit from EUR 398 million in the first quarter 2003 to EUR 405 million in the second quarter 2003.

Table 6. Operating result before taxation of the banking operations

	First six months	First six months	%
in EUR x million	2002	2003	change

Interest result	3,633	3,917	7.8
Income from securities and participating interests	264	46	–82.6
Commission	1,387	1,232	–11.2
Results from financial transactions	394	443	12.4
Other results	190	139	–26.8

Total income	5,868	5,777	–1.6

Personnel expenses	2,494	2,303	–7.7
Other expenses	1,666	1,649	–1.0

Total expenses	4,160	3,952	–5.0

Gross result	1,708	1,825	6.9
Additions to the provision for loan losses	625	615	–1.6

Operating result before taxation	1,083	1,210	11.7

Efficiency ratio*	68.6%	66.1%

* Excluding ING Direct and restructuring provision.

Operating result before taxation

The operating result before taxation of the banking operations improved by EUR 127 million (+11.7%) to EUR 1,210 million. The gross result – i.e. result before additions to the provision for loan losses — rose by EUR 117 million or 6.9%. This increase was entirely caused by EUR 208 million or 5.0% lower expenses despite a one-off EUR 45 million restructuring provision for ING BHF-Bank (EUR 30 million) and ING Bank France (EUR 15 million) created in the second quarter 2003. This provision relates to a staff reduction of approximately 400 full-timers. Total income decreased by EUR 91 million or 1.6%. Higher interest results (mainly due to higher volumes) were more than offset by lower securities related commissions and substantially lower income from securities and participating interests (which included an exceptional one-off gain of EUR 94 million on the sale of Cedel shares). Both income and expenses were affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and acquisitions (Toplease and ING Vysya Bank), pre-tax result rose by 9.6%, income by 0.6%, while expenses decreased by 2.5%. Also excluding one-offs, result before taxation improved by 24.6%. Most banking units reported improved results before taxation. The pre-tax result of ING Direct improved from a loss of EUR 72 million in the first six months 2002 to a profit of EUR 31 million this year. The results of ING BHF-Bank and ING Bank Slaski, however, decreased.

Second quarter 2003 versus first quarter 2003

Compared to the first quarter 2003 (EUR 596 million), operating result before taxation in the second quarter rose by EUR 18 million to EUR 614 million (+3.0%). We are pleased with this result, taking into account the creation of the EUR 45 million restructuring provision for ING BHF-Bank and ING Bank France. Despite this restructuring provision, total expenses showed a limited increase of EUR 12 million due to continued cost control. Total income was EUR 5 million lower, while the addition to loan loss provisions decreased by EUR 35 million to EUR 290 million.

Interest result

Compared to the first six months 2002 the interest result increased substantially by EUR 284 million (+7.8%) to EUR 3,917 million, mainly due to a EUR 29 billion higher average balance sheet total. The interest margin improved to 1.59% compared to 1.56% in the same period last year. The widening of the interest margin can mainly be attributed to improved product margins. The continued strong growth of ING Direct (with an interest margin of approximately 1%) had a mitigating effect on the total interest margin.

Bank lending

At the end of June 2003, bank lending was EUR 3.7 billion or 1.3% higher compared to year-end 2002. Corporate bank lending and personal lending rose by EUR 1.0 billion and EUR 2.7 billion respectively. However, taking into account a EUR 2.9 billion reclassification in the second quarter from residential mortgages to corporate bank lending, the underlying development in corporate bank lending was a decrease by EUR 1.9 billion while personal lending rose by EUR 5.6 billion (of which residential mortgages ING Direct + EUR 3.0 billion).

Funds entrusted

Fund entrusted to and debt securities of the banking operations rose by EUR 31.0 billion or 9.7% to EUR 350.8 billion to a large extent caused by the continued strong growth of ING Direct.

Income from securities and participating interests

Income from securities and participating interests dropped from EUR 264 million to EUR 46 million. Last years’ figure included an exceptional profit of EUR 94 million on Cedel shares. The remainder of the decrease is largely attributable to ING BHF-Bank.

Commission

Total commission decreased by EUR 155 million or 11.2%. Securities commission dropped by EUR 97 million (–22.9%) caused by the adverse stock market development and the continued reluctance of (private) clients to invest in securities. These factors also led to a decline in management fees (-20.4%) and brokerage and advisory fees (–11.7%). Funds transfer commission and insurance broking commission were more or less unchanged. The 25.0% increase in ‘other’ commission contained, among others, higher commission from leasing, factoring and bank guarantees.

Table 7. Commission

	First six months	First six months	%
in EUR x million	2002	2003	change

Funds transfer	308	297	–3.6
Securities	423	326	–22.9
Insurance broking	65	67	3.1
Management fees	357	284	–20.4
Brokerage and advisory fees	94	83	–11.7
Other	140	175	25.0

Total	1,387	1,232	–11.2

Results from financial transactions

On balance, results from financial transactions increased by EUR 49 million (+ 12.4%) but there are strong fluctuations between the separate lines, which are to a large extent interrelated. The result from securities trading rose by EUR 62 million. ING Belgium reported a strong increase due to very good Financial Markets results, but this increase was partly undone by a lower result from securities trading in the Americas. Currency trading showed a loss of EUR 17 million against a profit of EUR 135 million a year ago. The decrease is mainly due to the international wholesale banking units in Asia (losses made on the depreciation of the Japanese yen and Korean won) and the Netherlands as well as to ING Belgium (partly offsetting higher trading results on securities and derivatives). Currency trading results in the Americas improved strongly (largely compensating lower securities trading results). The other result from financial transactions (including results from derivatives trading) improved from EUR 40 million in the first six months 2002 to EUR 179 million this year, mainly due to ING Belgium and the Asian international wholesale banking activities.

Table 8. Results from financial transactions

	First six months	First six months	%
in EUR x million	2002	2003	change

Result from securities trading portfolio	219	281	28.3
Result from currency trading portfolio	135	–17	n.a.
Other	40	179	347.5

Total	394	443	12.4

Other results

Compared to the first six months 2002, Other results decreased by EUR 51 million or 26.8% to EUR 139 million, to a large extent caused by lower results from the sale of real estate.

Total expenses

Total expenses decreased by EUR 208 million (-5.0%) to EUR 3,952 million. Organically, i.e. excluding currency fluctuations and the consolidation of Toplease and ING Vysya Bank, expenses decreased by EUR 101 million (–2.5%). Without taking into account the EUR 45 million restructuring provision and the further expansion of ING Direct (expenses rose by EUR 66 million on comparable exchange rates) the decrease was even 5.7% reflecting the progress made in reducing the cost base.

Personnel expenses decreased by EUR 191 million (–7.7%). Lower bonus accruals, lower expenses for third-party staff and a reduced headcount more than offset the impact of the collective labour agreement and higher pension costs mainly in the Netherlands. Total other expenses were 1.0% lower compared to the first six months 2002, in spite of increased expenses for ING Direct and the restructuring provision.

Efficiency ratio

Excluding the expanding ING Direct operations and restructuring provisions, the efficiency ratio (total expenditure, excluding the addition to the provision for loan losses, as a percentage of total income) improved from 68.6% in the first six months 2002 to 66.1% in the first six months 2003. The comparable full year 2002 efficiency ratio was 71.0%.

Risk costs

In the second quarter 2003 ING Bank added EUR 290 million to the provision for loan losses, resulting in a total addition in the first six months 2003 of EUR 615 million. This marks a slight decrease of EUR 10 million compared to the first six months of 2002. Loan loss provisioning equalled 51 basis points (annualised) of average credit risk weighted assets against 59 basis points for the full year 2002.

Risk Adjusted Return on Capital

The Risk adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

Table 9. RAROC banking operations, excluding ING Direct

	RAROC (pre–tax)		Economic capital
	in %		in EUR x billion

	Full year	First six months	Full year	First six months
	2002*	2003	2002*	2003

MC Netherlands	38.4	44.2	4.8	4.5
MC South West Europe	17.0	26.9	3.4	2.9
MC Germany	–3.5	–3.8	1.4	1.4
MC Central Europe	9.5	14.8	1.0	0.8
MC UK/Americas/Asia	–0.4	6.2	3.1	2.2
Other	–64.9	–71.7	0.8	0.8

Total banking operations	13.2	19.0	14.5	12.6

Wholesale	10.1	14.7	11.8	10.2
Retail	26.4	37.0	2.7	2.4

* Restated following a redefinition of the corporate line.

The overall (pre-tax) RAROC figure of ING’s banking operations was 19.0%, a strong improvement compared to the first six months 2002 (17.0%) and the full year 2002 (13.2%) and above the hurdle of 18.5%. The improvement was mainly caused by lower economic capital, due to a methodology refinement for business and operational risk, as well as lower market risk capital. Compared to full year 2002, the RAROC of the wholesale activities improved by 4.6%-point to 14.7%. The already good RAROC of the retail activities improved further from 26.4% in 2002 to 37.0% in the first six months 2003.

Capital adequacy

The tier-1 ratio of ING Bank N.V. was 7.47% at the end of June 2003 (year-end 2002: 7.31%). The solvency ratio (BIS ratio) was 11.23% against 10.98% at year-end 2002. Total risk weighted assets increased from EUR 247.3 billion at the end of December 2002 to EUR 251.9 billion at the end of June 2003. In the second quarter the ratios were supported by the issue of a EUR 750 million perpetual loan and a USD 1.0 billion subordinated loan.

Table 10. Geographical breakdown of operating income and operating result before taxation from banking activities

	Operating income			Operating result before taxation

	First six months	First six months	%	First six months	First six months	%
in EUR x million	2002	2003	change	2002	2003	change

The Netherlands	2,545	2,634	3.5	793	788	–0.6
Belgium	1,086	1,087	0.1	335	323	–3.6
Rest of Europe	1,549	1,366	–11.8	–5	–96	n.a.
North America	314	364	15.9	–35	68	n.a.
South America	120	50	–58.3	–45	46	n.a.
Asia	201	216	7.5	25	61	144.0
Australia	50	60	20.0	17	26	52.9
Other	3	0		–2	–6

Total	5,868	5,777	–1.6	1,083	1,210	11.7

Geographical breakdown

The operating result before taxation in the Netherlands decreased slightly by 0.6%, due to higher pension costs, the impact of a new collective labour agreement and increased risk costs. Income rose by 3.5%. Pre-tax result in Belgium was 3.6% lower, mainly caused by higher risk costs partly compensated by lower expenses. In spite of the exceptional profit on Cedel-shares realised in the first six months 2002 (EUR 64 million booked in Belgium) income equalled last years’ level. The performance in the Rest of Europe, especially in Germany and Poland, was disappointing. Lower income and higher risk costs were only partly compensated by lower expenses. The EUR 45 million restructuring provision created in the second quarter 2003 is included in this region. Pre-tax result in North America improved strongly (+ EUR 103 million). Especially ING Direct and the international wholesale banking activities contributed to the improvement. The turn-around of the pre-tax result in South America was entirely caused by lower risk costs (in first six months 2002 high due to Argentina provisioning). The lower income level was only partly compensated by lower expenses. The increase in Asia can be attributed to higher results from financial transactions and – on balance – a release of loan loss provisions. Pre-tax result in Australia improved further mainly due to ING Direct.

3.     Results by Executive Centre

Table 11. Operating result before taxation by Executive Centre

	First	First
	six months	six months	%	%organic
in EUR x million	2002	2003	change	change

ING Group	2,714	2,906	7.1	10.0
– ING Europe	2,061	2,069	0.4	0.2
– ING Americas	594	512	–13.8	–3.0
– ING Asia/Pacific	156	208	33.3	30.8
– Other	–97	117	n.a	n.a.

ING Europe

ING Europe not only includes all of ING’s European operations, but also the ING Direct business in Australia, Canada and the United States and the wholesale banking business outside Europe. As of 2003 the asset management business units ING Real Estate, Baring Asset Management, ING Trust, Parcom and Baring Private Equity Partners (previously part of ING Asset Management) are also included in ING Europe. The 2002 results per executive centre have been restated accordingly.

ING Europe’s operating result before taxation was similar to last year. Better results of the banking activities (+14.5%) were almost completely offset by substantially lower results of the insurance activities.

Banking operations in the Netherlands and within MC South West Europe (ING Belgium) performed well, whereas developments in Germany (ING BHF-Bank) and Poland (ING Bank Slaski) are still disappointing. The efficiency ratio of ING Europe (excluding ING Direct and restructuring expenses) improved from 67.4% to 64.5% reflecting the cost containment measures.

The insurance operating result decreased, fully due to substantially lower results of the life operations in the Netherlands. Life insurance operations in Poland and Czech Republic performed well. Furthermore, non-life business in the Netherlands and Belgium showed good results.

The results from the newly included asset management businesses showed a slight decrease of 4.5% to EUR 126 million.

ING Direct continued its excellent performance. A pre-tax loss of EUR 72 million in the first six months 2002 swung to a pre-tax profit of EUR 31 million in the same period this year. A favourable development of the interest result as well as the increasing number of customers and funds entrusted are the main drivers of this development. The operations in Canada, Australia, USA, Spain and Germany reported profits.

Table 12. ING Direct

	Number of clients			Funds entrusted
	x 1,000			in EUR x billion

	Year–end 2002	End of June 2003	% change	Year–end 2002	End of June 2003	% change

Canada	684	802	17.3	5.1	6.6	29.4
Spain	610	696	14.1	6.0	7.5	25.0
Australia	475	594	25.1	4.1	5.5	34.2
France	270	291	7.8	6.3	7.4	17.5
USA	864	1,098	27.1	8.9	11.6	30.3
Italy	244	337	38.1	4.5	6.4	42.2
UK		91			1.7
Germany (excluding Entrium)	1,894	2,678	41.4	20.3	32.5	60.1

Total	5,041	6,587	30.7	55.2	79.2	43.5

ING Americas

ING Americas’ pre-tax operating results were EUR 346 million in the second quarter of 2003 totalling EUR 512 million for the first half year. Excluding the impact of the strengthening euro, results were –3.0% or EUR 14 million lower than the half-year results of 2002. The impact of the stronger euro was partially reduced by the US dollar hedge gain of EUR 63 million in the first six months of 2003 compared to EUR 15 million in the same period in 2002. The substantial improvement of the pre-tax operating result reflected in the second quarter compared to the first quarter of 2003 (EUR 346 million versus EUR 166 million) is the result of improving equity and credit markets, dampened by further decline in interest rate levels. Favourable underwriting results continue to develop in the Canadian and Mexican operations.

ING Asia/Pacific

ING Asia/Pacific pre-tax operating result increased significantly by EUR 52 million to EUR 208 million (+33.3%). Excluding currency effects pre-tax operating result rose 41.4%. Main contributors to this higher result were the life operations in Australia, South Korea, Japan, Malaysia, and Hong Kong. In addition, the Australian non-life joint venture with QBE showed higher results. Greenfield (start-up) and related losses have been reduced compared to the first half of 2002 partly reflecting ING’s decision to focus on strategically important operations. Offsetting these positive developments were the reduced dividend from Kookmin Bank and lower operating results from the life business in Taiwan due to the low interest rate environment.

The accounting principles applied in this document correspond with those applied in ING Group’s Annual Accounts 2002. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendices

1.	Key figures

2.	Consolidated profit and loss account, six months 2003 vs. 2002

3.	Consolidated profit and loss account, second quarter 2003 vs. 2002

4.	Consolidated balance sheet and changes in shareholders’ equity

5.	Quarterly results and condensed consolidated statement of cash flows

6.	Additional information: realised capital gains on real estate and bank lending

7.	Assets under management

8.	Additional embedded value information

9.	Consolidated balance sheet ING Verzekeringen N.V.

10.	Consolidated balance sheet ING Bank N.V.

11.	Information for shareholders

Appendix 1. Key figures

					First six	First six
					months	months
	1999*	2000*	2001*	2002*	2002**	2003**

Balance sheet (EUR x billion)
Total assets	492.8	650.2	705.1	716.4	725.6	761.6
Investments	195.8	277.2	307.4	297.6	302.2	319.5
Lending	201.8	246.8	254.2	284.4	276.6	288.1
Insurance provisions	107.5	200.2	214.0	195.8	199.3	197.0
Shareholders’ equity	34.6	25.3	21.5	18.3	20.2	19.2

Results (EUR x million)
Income insurance operations
Premium income	22,412	29,114	50,460	52,284	28,160	23,805
Income from investments, commission and other income	7,308	9,193	12,617	13,053	6,396	5,792

	29,720	38,307	63,077	65,337	34,556	29,597
Income banking operations
Interest	5,652	5,786	6,072	7,646	3,633	3,917
Commission	2,856	3,630	2,765	2,615	1,387	1,232
Other income	1,368	1,886	2,274	940	848	628

	9,876	11,302	11,111	11,201	5,868	5,777

Total income	39,584	49,568	74,163	76,521	40,416	35,351
Total expenditure	35,203	43,801	68,422	70,880	37,702	32,445

Operating result before taxation
Insurance operations	2,400	3,162	3,571	4,173	1,631	1,696
Banking operations	1,981	2,605	2,170	1,468	1,083	1,210

Total	4,381	5,767	5,741	5,641	2,714	2,906

Operating net profit	3,229	4,008	4,252	4,253	1,944	2,068
Net profit	4,922	11,984	4,577	4,500	2,837	2,030
Net profit available for ordinary shares	4,901	11,963	4,556	4,479	2,827	2,020

Figures per ordinary share of EUR 0.24 nominal value

Operating net profit	1.68	2.09	2.20	2.20	1.00	1.04
Net profit	2.56	6.27	2.37	2.32	1.47	1.03
Distributable net profit	1.84	2.56	2.20	2.20	1.00	1.04
Diluted net profit	2.52	6.18	2.35	2.32	1.00	1.04
Dividend	0.82	1.13	0.97	0.97	0.48	0.48
Dividend pay–out ratio	44.4%	43.9%	44.1%	44.1%
Shareholders’ equity	17.90	13.04	11.03	9.14	10.33	9.29
Diluted shareholders’ equity	17.65	12.86	10.92	9.14	10.31	9.29

Employees
Average number of staff	86,040	92,650	111,998	113,056	111,482	115,505
Full time equivalents, end of period	88,931	108,965	113,143	116,215	112,056	115,235

*	Including capital gains.

**	Excluding capital gains/negative value adjustments shares

Appendix 2. Consolidated profit and loss account, six months 2003 vs. 2002*

	Insurance		Banking		Total*		%
	operations		operations				change

	2002	2003	2002	2003	2002	2003

in EUR x million	first six months		first six months		first six months

Premium income	28,160	23,805			28,160	23,805	–15.5
Income from investments of the insurance operations	5,193	4,804			5,162	4,766	–7.7
Interest result banking operations			3,633	3,917	3,656	3,932	7.5
Commission	738	639	1,387	1,232	2,125	1,871	–12.0
Other income	465	349	848	628	1,313	977	–25.6

Total operating income	34,556	29,597	5,868	5,777	40,416	35,351	–12.5

Underwriting expenditure	29,159	24,853			29,159	24,853	–14.8
Other interest expenses	670	534			662	511	–22.8
Total expenses	2,718	2,377	4,160	3,952	6,878	6,329	–8.0
Additions to the provision for loan losses/investment losses**	378	137	625	615	1,003	752	–25.0

Total operating expenditure	32,925	27,901	4,785	4,567	37,702	32,445	–13.9

Operating result before taxation	1,631	1,696	1,083	1,210	2,714	2,906	7.1
Taxation	335	383	261	295	596	678	13.8
Third–party interests	53	48	121	112	174	160	–8.0

Operating net profit	1,243	1,265	701	803	1,944	2,068	6.4

Operating net profit	1,243	1,265	701	803	1,944	2,068	6.4
Capital gains	410	–15			410	–15
Negative value adjustment shares				–23		–23
Gain on joint–venture ANZ	483				483

Net profit	2,136	1,250	701	780	2,837	2,030	–28.4

*	Including intercompany eliminations.

**	In order to increase transparency, investment losses of the insurance operations are specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

Appendix 3. Consolidated profit and loss account, second quarter 2003 vs. 2002*

	Insurance		Banking		Total*		%
	operations		operations				change

	2002	2003	2002	2003	2002	2003

in EUR x million	second quarter		second quarter		second quarter

Premium income	14,020	11,255			14,020	11,255	–19.7
Income from investments of the insurance operations	2,557	2,531			2,538	2,520	–0.7
Interest result banking operations			1,861	1,948	1,894	1,947	2.8
Commission	383	313	671	635	1,054	948	–10.1
Other income	299	151	437	303	736	454	–38.3

Total operating income	17,259	14,250	2,969	2,886	20,242	17,124	–15.4

Underwriting expenditure	14,473	11,683			14,473	11,683	–19.3
Other interest expenses	310	261			324	249	–23.1
Total expenses	1,339	1,188	2,107	1,982	3,446	3,170	–8.0
Additions to the provision for loan losses/investment losses**	286	34	325	290	611	324	–47.0

Total operating expenditure	16,408	13,166	2,432	2,272	18,854	15,426	–18.2

Operating result before taxation	851	1,084	537	614	1,388	1,698	22.3
Taxation	156	294	120	150	276	444	60.9
Third–party interests	34	29	65	59	99	88	–11.1

Operating net profit	661	761	352	405	1,013	1,166	15.1

Operating net profit	661	761	352	405	1,013	1,166	15.1
Capital gains	205	–15			205	–15
Negative value adjustment shares		613		99		712
Gain on joint–venture ANZ	483				483

Net profit	1,349	1,359	352	504	1,701	1,863	9.5

*	Including intercompany eliminations.

**	In order to increase transparency, investment losses of the insurance operations will be specified separately in the line Addition to the provision for loan losses / investment losses. All figures have been restated accordingly.

Appendix 4.

Consolidated balance sheet ING Groep N.V.

in EUR x million	31 December 2002	30 June 2003	% change

Assets
Tangible fixed assets	1,415	1,330	–6.0
Participating interests	2,883	3,424	18.8
Investments	297,581	319,453	7.3
Lending	284,448	288,103	1.3
Banks	45,682	59,844	31.0
Cash	11,421	9,058	–20.7
Other assets	51,186	58,474	14.2
Accrued assets	21,754	21,954	0.9

Total	716,370	761,640	6.3

Equity and liabilities
Shareholders’ equity	18,254	19,193	5.1
Preference shares of Group companies	2,146	1,970	–8.2
Third–party interests	1,959	1,704	–13.0

Group equity	22,359	22,867	2.3
Subordinated loan	2,412	3,014	25.0

Group capital base	24,771	25,881	4.5

General provisions	3,489	3,473	–0.5
Insurance provisions	195,831	197,006	0.6
Funds entrusted to and debt securities of the banking operations	319,824	350,792	9.7
Banks	96,267	109,116	13.3
Other liabilities	65,397	66,122	1.1
Accrued liabilities	10,791	9,250	–14.3

Total	716,370	761,640	6.3

Changes in shareholders’ equity

Shareholders’ equity as per 31 December 2001 / 2002		21,514	18,254
in EUR x million

Net profit / Operating net profit		4,500	2,068
Revaluations (after tax)		–3,444	–642
Realised capital gains transferred to P&L account		–1,040
Write–off of goodwill		–1,176	–13
Exchange rate differences		–1,041	–516
Exercise of warrants and stock options		–2
Changes in ING Groep N.V. shares held by group companies		822	522
Dividend paid		–1,969	–459
Other		90	–21

Shareholders’ equity as per 31 December 2002 / 30 June 2003		18,254	19,193

Appendix 5.

Quarterly results*

	2002	2002	2002	2002	2003	2003
in EUR x million	Q1	Q2	Q3	Q4	Q1	Q2

Life	660	697	600	646	445	702
Non–life	120	154	167	126	167	382

Total insurance operations	780	851	767	772	612	1,084
Total banking operations	546	537	274	111	596	614

Operating result before taxation	1,326	1,388	1,041	883	1,208	1,698

Operating net profit	931	1,013	769	720	902	1,166
of which:
Insurance operations	582	661	620	675	504	761
Banking operations	349	352	149	45	398	405

Operating net profit per ordinary share	0.48	0.52	0.40	0.37	0.46	0.58

*	Excluding capital gains/negative value adjustments shares and the gain on the joint venture with ANZ.

Condensed consolidated statement of cash flows

	2002	2003
	first	first
in EUR x million	six months	six months

Net cash flow from operating activities	24,649	21,610

Investments and advances:
– participating interests	–1,443	–109
– investments in shares and property	–5,184	–3,176
– investments in fixed–interest securities	–137,716	–158,061
– other investments	–40	–11
Disposals and redemptions:
– participating interests	95	141
– investments in shares and property	5,766	4,406
– investments in fixed–interest securities	116,394	125,200
– other investments	65	28
Net investment for risk of policyholders	1,736	–6,201

Net cash flow from investing activities	–20,327	–37,783

Subordinated loans of Group companies	1,962	750
Bonds, loans taken up and deposits by reinsurers	690	–1,484
Private placements of ordinary shares	–6	32
Purchase of shares ING Groep N.V	97	451
Cash dividends	–1,014	–450

Net cash flow from financing activities	1,729	–701

Net cash flow	6,051	–16,874
Cash at beginning of year	4,681	21,030
Exchange rate differences	1,513	2,145

Cash at end of period	12,245	6,301

Appendix 6. Additional information

Specification of realised capital gains on real estate

	2002	2003	%
in EUR x million	first six months	first six months	change

Life insurance	173	138	–20.2
Non–life insurance	14	8	–42.9

Total before taxation	187	146	–21.9
Taxation/third parties	69	53	–23.2

Net	118	93	–21.2

Bank lending

in EUR x billion	31 December 2002	30 June 2003	% change

– Public authorities	14.2	12.1	–14.8
– Other corporate	162.0	165.1	1.9

Total corporate	176.2	177.2	0.6

– Mortgages	92.5	95.6	3.4
– Other personal	15.7	15.3	–2.5

Total personal	108.2	110.9	2.5

Total bank lending	284.4	288.1	1.3

Appendix 7. Assets under management

Assets under management by client category

in EUR x billion	31 December 2002	30 June 2003	% change

Private clients	161.1	176.1	9.3
Institutional clients	128.9	128.3	– 0.5

Third parties	290.0	304.4	5.0
Internal clients	159.0	148.0	– 6.9

Total	449.0	452.4	0.8

Share of third parties	64.6%	67.3%

Assets under management by asset class

Assets under management by Executive Centre

in EUR x billion	31 December 2002	30 June 2003	% change

EC Europe	235.1	244.4	4.0
EC Americas	176.6	169.0	– 4.3
EC Asia/Pacific	37.3	39.0	4.6

Total	449.0	452.4	0.8

Appendix 8. Additional embedded value information

New business production and value by region, first six months

	New production first six months 2002				New production first six months 2003

			Value of				Value of
	Annual	Single	new	IRR	Annual	Single	new	IRR
in EUR x million	premium	premium	business	in %	premium	premium	business	in %

Americas	920.3	8,916.1	3.1	9.1	745.0	8,487.2	35.4	9.1
Asia/Pacific	591.4	491.1	112.7	16.5	494.4	781.2	91.6	14.2
Central Europe	70.0	68.4	8.0	12.7	65.0	15.3	10.4	12.2
Netherlands	85.1	480.6	22.4	11.4	77.3	629.6	–11.6	7.1
South West Europe	28.4	829.3	38.6	24.9	31.6	967.1	13.0	11.0

	1,695.2	10,785.5	184.8	11.8	1,413.3	10,880.4	138.8	10.1

New business production and value in developing markets*, by region, first six months

	New production first six months 2002				New production first six months 2003

			Value of				Value of
	Annual	Single	new	IRR	Annual	Single	new	IRR
in EUR x million	premium	premium	business	in %	premium	premium	business	in %

Americas	6.3	126.5	–6.5	5.4	20.7	31.4	0.1	8.1
Asia/Pacific	400.1	28.1	98.1	19.4	336.6	58.5	68.0	16.3
Central Europe	49.8	11.6	3.0	11.1	59.6	12.4	8.9	11.8

	456.2	166.2	94.6	17.1	416.9	102.3	77.0	14.6

*	The countries included as developing markets are:
–	Americas: Argentina, Chile, Mexico;
–	Asia/Pacific: China, India, Indonesia, Korea, Malaysia, Thailand, Taiwan;
–	Central Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Russia, Slovakia

Appendix 9. Consolidated balance sheet ING Verzekeringen N.V.

in EUR x million	31 December 2002	30 June 2003	% change

Assets
Tangible fixed assets	382	343	–10.2
Participating interests	1,143	1,475	29.0
Investments	214,807	214,218	–0.3
Cash	3,221	1,688	–47.6
Other assets	8,652	9,557	10.5
Accrued assets	13,605	13,091	–3.8

Total	241,810	240,372	–0.6

Equity and liabilities
Shareholders’ equity	10,827	11,102	2.5
Third–party interests	1,163	1,167	0.3
Subordinated loans	2,727	2,688	–1.4

Group equity	14,717	14,957	1.6

General provisions	2,197	2,104	–4.2
Insurance provisions	195,831	197,006	0.6
Other liabilities	27,355	25,226	–7.8
Accrued liabilities	1,710	1,079	–36.9

Total	241,810	240,372	–0.6

Appendix 10. Consolidated balance sheet ING Bank N.V.*

			%
in EUR x million	31 December 2002	30 June 2003	change

Assets
Cash	8,782	7,603	–13.4
Short-dated government paper	8,398	8,423	0.3
Banks	45,682	59,838	31.0
Loans and advances	284,638	288,556	1.4
Interest-bearing securities	99,994	129,656	29.7
Shares	8,020	8,368	4.3
Other participating interests	1,845	1,983	7.5
Property and equipment	6,184	5,740	–7.2
Other assets	5,919	4,900	–17.2
Accrued assets	7,649	8,483	10.9

Total	477,111	523,550	9.7

Equity and liabilities
Banks	96,267	109,116	13.3
Funds entrusted	247,115	284,985	15.3
Debt securities	75,493	69,489	–8.0
Other liabilities	17,636	19,067	8.1
Accrued liabilities	8,759	7,893	–9.9
General provisions	1,597	1,658	3.8

	446,867	492,208	10.1
Fund for general banking risks	1,233	1,257	1.9
Subordinated liabilities	13,175	14,222	7.9

Shareholders’equity	14,664	14,869	1.4
Third-party interests	744	548	–26.3
Capital and reserves of Stichting Regio Bank	428	446	4.2

Group equity	15,836	15,863	0.2

Group capital base	30,244	31,342	3.6

Total	477,111	523,550	9.7

*	The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.’s Annual Accounts 2002.

Appendix 11. Information for shareholders

Shares and warrants

The average number of shares used for the calculation of net profit per share for the first six months 2003, was 1,970.1 million (1,924.8 million for the first six months 2002). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of June 2003 was 2,061.7 million (including 26.8 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of June 2003 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of June 2003 was 17.2 million.

In the first six months 2003, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,622.5 million (purchases and sales). The highest closing price was EUR 17.30, the lowest EUR 8.70; the closing price at the end of June 2003 was EUR 15.13.

Listing

The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Rating

ING Groep N.V. and ING Verzekeringen N.V. were downgraded by Standard & Poor’s from AA– to A+ with a stable outlook on 21 November 2002. Moody’s downgraded ING Groep N.V. and ING Verzekeringen N.V. from Aa2 to Aa3 on 8 April 2003. Both Moody’s and Standard & Poor’s reconfirmed the rating (respectively Aa2 and AA– with a stable outlook) for ING Bank N.V. in the reporting year.

Important dates in 2003*:

•	18 August 2003: ING share quotation ex interim dividend 2003

•	19 September 2003: payment date interim dividend 2003

•	14 November 2003: publication results first nine months 2003

*	All dates shown are provisional.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ R. Nijsen

R. Nijsen General Manager Corporate Control & Finance

Dated: August 14, 2003